                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 Net2Phone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64108N10
                         -----------------------------
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 19, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Cusip No. 64108N10

-----------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Liberty Media Corporation
              84-1288730
-----------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)   [ ]

     2        (b)   [X]
-----------------------------------------------------------------------------------------------
     3        SEC USE ONLY
-----------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC, OO
-----------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              or 2(e)  [ ]
-----------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-----------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF        ------------------------------------------------------------------------
SHARES BENEFICIALLY       8    SHARED VOTING POWER
      OWNED BY         ------------------------------------------------------------------------
        EACH              9    SOLE DISPOSITIVE POWER
      REPORTING        ------------------------------------------------------------------------
       PERSON             10   SHARED DISPOSITIVE POWER
                               28,896,750*
-----------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              28,896,750*
-----------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-----------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    49.3%**
-----------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              HC, CO
-----------------------------------------------------------------------------------------------

*Represents shares of the Issuer's Common Stock issuable upon conversion of 28,896,750 shares of Class A Common Stock held by NTOP Holdings, L.L.C., a Delaware limited liability company of which an indirect subsidiary of the Reporting Person is a member. Each share of Class A Common Stock is convertible into one share of Common Stock at anytime at the option of the holder without consideration.
**Percentage calculation is based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Common Stock, as reported by the Issuer on its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001. Each share of Class A Common Stock has two votes per share, each share of Common Stock has one vote per share and the Class A Common Stock and Common Stock vote together on all matters. Accordingly, NTOP Holdings, L.L.C. holds approximately 61.2% of the Issuer's outstanding voting power.


                               Page 2 of 10 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                                 NET2PHONE, INC.

ITEM 1.        SECURITY AND ISSUER

        Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D (the "Statement"), with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of Net2Phone, Inc. ("Net2Phone" or the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 520 Broad Street, Newark, New Jersey 07102.

ITEM 2.        IDENTITY AND BACKGROUND

        The principal business address of the Reporting Person and each of its subsidiaries described below is 12300 Liberty Boulevard, Englewood, Colorado 80112.

        The Reporting Person is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

        The Reporting Person owns 100% of LMC Capital LLC, a Delaware limited liability company. LMC Capital LLC owns 100% of Liberty Programming Company LLC, a Delaware limited liability company. Liberty Programming Company LLC owns a majority of the outstanding capital stock of LMC Animal Planet, Inc., a Colorado corporation ("LMC Animal Planet"). As described in Item 3 of this Statement, LMC Animal Planet, Inc. acquired a membership interest in NTOP Holdings, L.L.C., a Delaware limited liability company ("NTOP Holdings"), on October 19, 2001. NTOP Holdings holds 28,896,750 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of the Issuer which are convertible into 28,896,750 shares of Common Stock.

        Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.


                               Page 3 of 10 Pages

        To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any of the
Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On October 19, 2001, LMC Animal Planet acquired (i) 33 Class A and 97 Class B membership interests of NTOP Holdings from ITelTech, LLC, a subsidiary of AT&T Corp., and (ii) 2,721,089 shares of Class B Common Stock of IDT Corporation from AT&T Corp. in exchange for an aggregate of $91,200,00 in cash and 101 shares of common stock and 913 shares of Series A Voting Preferred Stock of LMC Animal Planet. LMC Animal Planet obtained the $91,200,000 in cash from Liberty Programming Company LLC in exchange for 9,120 shares of common stock of LMC Animal Planet. Liberty Programming Company LLC received the cash as a contribution to capital from LMC Capital LLC, which received it as a contribution to capital from Liberty Media Corporation. Liberty Media Corporation obtained the cash from its available funds.

        Immediately prior to the transfer of membership interests by ITelTech to LMC Animal Planet described above, NTOP Holdings acquired 9,996,750 shares of Class A Common Stock from IDT Domestic-Union, LLC, an indirect subsidiary of IDT Corporation, in exchange for 87 Class A-1 and 13 Class B membership interests and 18,900,000 shares of Class A Common Stock from ITelTech in exchange for 62 Class A and 127 Class B membership interests. Immediately following the acquisition of its membership interests, and concurrently with the transfer of membership interests to LMC Animal Planet, ITelTech transferred 30 Class B membership interests in NTOP Holdings to IDT Investments Inc., an indirect subsidiary of IDT Corporation, in exchange for $13,531,363 in cash and 3,419 newly issued shares of Series C Preferred Stock of IDT Investments.

ITEM 4.        PURPOSE OF TRANSACTION.

        The Reporting Person caused LMC Animal Planet to enter into the transaction described in Item 3 in order to increase its investment in IDT Corporation and to facilitate the consolidation of voting control of the Issuer under the management of IDT Corporation. The Reporting Person currently holds its interest in IDT Corporation and NTOP Holdings (and, indirectly, the Issuer) for investment purposes. The Reporting Person does not beneficially own any securities of the Issuer other than through its interest in NTOP Holdings.

        The Reporting Person intends to continuously review its investment in NTOP Holdings and the Issuer, and may in the future (subject to the terms of the LLC Agreement described in Item 6 and included as an exhibit to this Statement) determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of its interest in NTOP Holdings or any securities of the Issuer that may be acquired by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding


                               Page 4 of 10 Pages
anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

        Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j)    Any action similar to any of those enumerated in this paragraph.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Person does not own any securities of the Issuer other than through its interest in NTOP Holdings. The Reporting Person may be deemed to beneficially own the 28,896,750 shares of Class A Common Stock held by NTOP Holdings (the "Shares"), which are convertible into 28,896,270 shares of Common Stock. Each share of Class A Common Stock is convertible into one share of Common Stock at the option of the holder at anytime without consideration. The Class A Common Stock is entitled to two votes per share and the Common


                               Page 5 of 10 Pages

Stock is entitled to one vote per share. The Shares represent 49.3% of the outstanding common stock and 61.2% of the outstanding voting power of the Issuer, based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Common Stock, as reported by the Issuer on its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

        To the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of Common Stock, other than Larry E. Romrell, a director of the Reporting Person, who owns 2000 shares of Common Stock.

        (b) NTOP Holdings has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares. The Reporting Person does not have sole or shared voting power with respect to any of the Shares. NTOP Holdings may not dispose of any of the Shares without the consent of all of its members, including LMC Animal Planet. The Reporting Person, through its control of LMC Animal Planet, may therefore be deemed to share dispositive power over the Shares with the other members of NTOP
Holdings: IDT Investments Inc., IDT Domestic-Union, LLC and ITelTech, LLC. Information on the other members of the NTOP Holdings is provided in a separate
Schedule 13D initially filed by such persons with the SEC on October 25, 2001. The Reporting Person, for itself and each of its subsidiaries, disclaims membership in a group with NTOP Holdings, any member thereof or any other person with respect to the Shares. The filing of this statement shall not be deemed an admission that the Reporting Person or any of its subsidiaries has beneficial ownership of any of the Shares.

        To the knowledge of the reporting Person, Mr. Romrell has sole voting and dispositive power over the shares of Common Stock owned by him. The Reporting Persons disclaims beneficial ownership of all shares held by Mr. Romrell.

        (c) Except for the transaction described in Item 3, no transactions in any securities of the Issuer have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the Schedule 1 Persons during the last 60 days.

        (d)    None.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The terms and conditions of the membership interests of NTOP Holdings are set forth in the Second Amended and Restated Limited Liability Company Agreement, dated as of October 19, 2001, as amended (the "LLC Agreement"), of NTOP Holdings (f/k/a Net2Phone Holdings, L.L.C.), by and among AT&T Corp, ITelTech, LLC, IDT Corporation, IDT Domestic-Union, LLC, IDT Investments Inc., Liberty Media Corporation and LMC Animal Planet, Inc. Material terms of the LLC Agreement related to the Shares include the following:

        Limitation on Transfer. NTOP Holdings is not permitted to sell, transfer (other than a transfer to a wholly-owned subsidiary of NTOP Holdings), pledge or hypothecate any of the Shares without the consent of all its members.


                               Page 6 of 10 Pages

        Voting. The board of managers of NTOP Holdings shall make all decisions relating to the casting of votes in respect of the shares on all matters submitted to a vote of, or seeking the written consent of, the stockholders of Net2Phone, including the election and removal of directors to the board of directors of Net2Phone. The holder or holders of a majority of the Class A-1 membership interests of NTOP Holdings (currently IDT Domestic-Union) have the right to appoint all five managers of NTOP Holdings' board of managers. However, for so long as LMC Animal Planet owns a majority of the membership interests owned by it on October 19, 2001, the Class A-1 member or members agree to cause one nominee selected by LMC Animal Planet to be appointed as a manager of NTOP Holdings.

        Net2Phone Board of Directors. Each of ITelTech and IDT Investments agreed to (i) assign to NTOP Holdings its rights under a voting agreement, dated August 11, 2000, under which ItelTech and IDT Investments agreed to vote shares of Net2Phone held by them in favor of their respective nominees to the board of directors of Net2Phone and (ii) use its reasonable best efforts to fully cooperate with each other and with Net2Phone in removing and replacing the directors of Net2Phone currently designated by ITelTech and in ensuring that the directors of Net2Phone designated by IDT Investments are elected to Net2Phone's board of directors.

        Distribution upon Liquidation. Upon dissolution of NTOP Holdings and following payment to all creditors, any member of NTOP Holdings may elect to receive distributions in kind of Class A Common Stock held directly or indirectly by NTOP Holdings to be distributed prior to any sale of shares of Class A Common Stock or any other assets of NTOP Holdings. The number of shares of Class A Common Stock to be distributed will be determined after the shares are marked-to-market based on the average (rounded to the nearest 1/10,000) of the closing prices of the Class A Common Stock during regular trading hours on the principal market on which shares of Class A Common Stock are then listed or quoted (whether the NASDAQ National Market, The New York Stock Exchange or another national securities exchange or association) for the twenty (20) trading days up to and including such date.

        Redemption With Class A Stock. On or after January 1, 2004, the Class A-1 members and the Class B members of NTOP Holdings may cause NTOP Holdings to redeem the Class A membership interests held by ITelTech with Class A Common Stock at the fair market value of the Class A membership interests as determined in accordance with the LLC Agreement. The number of shares of Class A Common Stock to be delivered will be determined after the shares are marked-to-market based on the average (rounded to the nearest 1/10,000) of the closing prices of the Class A Common Stock during regular trading hours on the principal market on which shares of Class A Common Stock are then listed or quoted (whether the NASDAQ National Market, The New York Stock Exchange or another national securities exchange or association) for the twenty (20) trading days up to and including such date.

        Acquisition of Class A Membership Interests. On or after January 1, 2004, the Class A-1 members and the Class B members of NTOP Holdings may acquire the Class A membership interests held by ITelTech at the fair market value of the Class A membership interests, on the terms and conditions provided in the LLC Agreement.

        Put Rights and Call Rights. The members of NTOP Holdings have certain put rights and call rights with respect to the membership interests of NTOP Holdings, as provided in the LLC Agreement.


                               Page 7 of 10 Pages

        The foregoing summary of terms of the LLC Agreement is qualified in its entirety by reference to the full text of the LLC Agreement, a copy of which is attached as Exhibit 7(a) and is incorporated herein by this reference.



ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

                 Exhibit No.         Description
                 -----------         -----------
                    7(a)             Second Amended and Restated Limited Liability
                                     Company Agreement of NTOP Holdings, L.L.C. (f/k/a
                                     Net2Phone Holdings, L.L.C.) dated October 19, 2001.

                    7(b)             Amendment No. 1 to the Second Amended and Restated
                                     Limited Liability Company Agreement of NTOP
                                     Holdings, L.L.C. (f/k/a Net2Phone Holdings,
                                     L.L.C.) dated October 31, 2001.



                               Page 8 of 10 Pages

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  November 6, 2001

                                               LIBERTY MEDIA CORPORATION


                                               By:/s/ Charles Y. Tanabe
                                                  ---------------------
                                                  Name:  Charles Y. Tanabe
                                                  Title: Senior Vice President





                               Page 9 of 10 Pages

                                   SCHEDULE 1


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

        The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                               Title
----                               -----
John C. Malone                     Chairman of the Board and Director of Liberty

Robert R. Bennett                  President, Chief Executive Officer and Director of Liberty

Gary S. Howard                     Executive Vice President, Chief Operating Officer and
                                   Director of Liberty

Donne F. Fisher                    Director of Liberty; President, Fisher Capital Partners,
                                   Ltd.

Paul A. Gould                      Director of Liberty; Managing Director of Allen & Company
                                   Incorporated

Jerome H. Kern                     Director of Liberty; Consultant, Kern Consulting, LLC

Larry E. Romrell                   Director of Liberty

David J.A. Flowers                 Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski             Senior Vice President of Liberty

Charles Y. Tanabe                  Senior Vice President, General Counsel and Secretary of
                                   Liberty

Peter N. Zolintakis                Senior Vice President of Liberty

Christopher W. Shean               Vice President and Controller of Liberty


                               Page 10 of 10 Pages

                                  EXHIBIT INDEX

               Exhibit No.         Description
               -----------         -----------
                  7(a)             Second Amended and Restated Limited Liability
                                   Company Agreement of NTOP Holdings, L.L.C. (f/k/a
                                   Net2Phone Holdings, L.L.C.) dated October 19, 2001.

                  7(b)             Amendment No. 1 to the Second Amended and Restated
                                   Limited Liability Company Agreement of NTOP
                                   Holdings, L.L.C. (f/k/a Net2Phone Holdings,
                                   L.L.C.) dated October 31, 2001.